Exhibit 12.1
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
(In thousands)	2009	2008	2007	2006	2005	2004

Fixed charges:
Interest expense*	$7,801	$29,114	$26,612	$19,347	$22,515	$22,997
Interest on investment- type contracts	8,461	22,421	15,822	12,250	9,436	6,607
Rental expense deemed interest	402	1,394	1,032	894	605	615

Total fixed charges	$16,664	$52,928	$43,466	$32,491	$32,556	$30,219

Earnings before income tax*	$871,163	$1,914,878	$2,498,691	$2,263,789	$2,226,305	$1,773,375
Add back:
Total fixed charges	16,664	52,928	43,466	32,491	32,556	30,219

Total earnings before tax and fixed charges	$887,827	$1,967,806	$2,542,157	$2,296,280	$2,258,861	$1,803,594

Ratio of earnings to fixed charges	53.3x	37.2x	58.5x	70.7x	69.4x	59.7x

*	Excludes interest expense on income tax liabilities